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                           June 11, 2021

       Kenneth Rogozinski
       Chief Executive Officer
       America First Multifamily Investors, L.P.
       14301 FNB Parkway, Suite 211
       Omaha, NE 68154

                                                        Re: America First
Multifamily Investors, L.P.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed on May 27,
2021
                                                            File No. 333-255475

       Dear Mr. Rogozinski:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       General

   1. We note your response to our prior comment 1 that offers are expected to be made on a continuous basis once
the registration statement is declared effective. We also note the disclosure on page 54
that "from time to time" you intend to offer holders of your outstanding Series A
Preferred Units newly issued Series A-1 Preferred Units in exchange for their Series A
Preferred Units. Please clarify that you intend to make offers on a continuous basis and
confirm your understanding that if you suspend making offers, it may no longer be deemed
a continuous offering under Rule 415 and you may need to file a new registration
statement.
 Kenneth Rogozinski
America First Multifamily Investors, L.P.
June 11, 2021
Page 2

       Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameKenneth Rogozinski                   Sincerely,
Comapany NameAmerica First Multifamily Investors, L.P.
                                                       Division of Corporation
Finance
June 11, 2021 Page 2                                   Office of Finance
FirstName LastName